As filed with the Securities and Exchange Commission on August 10, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BlackRock Multi-Sector Opportunities Trust

(Name of Subject Company (Issuer))

BlackRock Multi-Sector Opportunities Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09190C104

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Multi-Sector Opportunities Trust

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 1 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on July 10, 2023 (the “Schedule TO”) by BlackRock Multi-Sector Opportunities Trust, a closed-end management investment company organized as a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to repurchase 10% of its issued and outstanding common shares of beneficial interest as of July 3, 2023, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange on the day the Offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished to satisfy the requirements of Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 5:00 p.m. Eastern time, on August 9, 2023.

2.

The Offer was undersubscribed. Therefore, in accordance with the terms of the Offer, the Trust will purchase Shares from all tendering stockholders. 104,185 Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer.

3.	The Shares will be repurchased at a price of $67.13, the Trust’s net asset value per Share as of August 9, 2023.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 1 through Item 9 and Item 11

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference into this Final Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10.	Financial Statements

(a) The audited annual financial statements of the Trust dated December 31, 2022 and the schedule of investments of the Trust dated December 31, 2022, both filed with the SEC on EDGAR on Form N-CSR on March 6, 2023, are incorporated by reference. The unaudited semi-annual financial statements of the Trust dated June 30, 2022 and the schedule of investments of the Trust dated June 30, 2022, both filed with the SEC on EDGAR on Form N-CSR on September 1, 2022, are incorporated by reference. The Trust will prepare and transmit to shareholders the audited annual financial statements of the Trust and the schedule of investments of the Trust within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act of 1940.

(b) Not applicable.

Item 12(a).	Exhibits

Item 12(a) of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(ii) Press release issued on August 10, 2023 is filed herewith.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

Item 13.	Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: August 10, 2023

Exhibit Index

(a)(5)(ii)	Press release issued on August 10, 2023

Filing Fee Exhibit